October 2017

Pricing Sheet dated October 27, 2017 relating to

Preliminary Terms No. 1,918 dated October 10, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Jump Securities with Auto-Callable Feature Based on the Performance of the EURO STOXX 50® Index due November 3, 2022

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – OCTOBER 31, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	EURO STOXX 50® Index
Aggregate principal amount:	$7,572,470
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	October 31, 2017
Original issue date:	November 3, 2017 (3 business days after the pricing date)
Maturity date:	November 3, 2022
Early redemption:	If, on any of the first four annual determination dates, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date.
Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount corresponding to a return of approximately 11.40% per annum for each annual determination date, as follows:

•          1st determination date: $11.14

•          2nd determination date: $12.28

•          3rd determination date: $13.42

•          4th determination date: $14.56

No further payments will be made on the securities once they have been redeemed.

Determination dates:

1st determination date: November 1, 2018

2nd determination date: October 31, 2019

3rd determination date: October 30, 2020

4th determination date: October 29, 2021

Final determination date: October 31, 2022

The determination dates are subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:	The third business day after the relevant determination date
Initial index value:	3,673.95, which is the index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

• If the final index value is greater than or equal to the initial index value:

$15.70

• If the final index value is less than the initial index value but is greater than or equal to the downside threshold level:

$10

• If the final index value is less than the downside threshold level:

$10 × index performance factor.

Under these circumstances, you will lose at least 15%, and possibly all, of your investment.

Downside threshold level:	3,122.858, which is equal to approximately 85% of the initial index value
Index performance factor:	Final index value divided by the initial index value
CUSIP:	61768J631
ISIN:	US61768J6313
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”) , an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.63 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10.00	$0.30(1)
		$0.05(2)	$9.65
Total	$7,572,470	$265,036.45	$7,307,433.55
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,918 dated October 10, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016     Index Supplement dated January 30, 2017

Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.